EXHIBIT 5.1

GRAUBARD MILLER

THE CHRYSLER BUILDING

405 LEXINGTON AVENUE

NEW YORK, NEW YORK 10174

March 13, 2023

Chicken Soup for the Soul Entertainment, Inc.
132 E. Putnam Avenue, Floor 2W

Cos Cob, Connecticut 06807

Re:	Prospectus Supplement

Ladies and Gentlemen:

We have acted as special counsel for Chicken Soup for the Soul Entertainment, Inc. (the “Company”) in connection with the prospectus supplement dated March 13, 2023 (the “Prospectus Supplement”) to be filed pursuant to Rule 424(b)(5) of the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, (the “Securities Act”) relating to the registration of up to (i) $50,000,000 of the Company’s Class A common stock, par value $0.0001 per share (the “Purchase Shares”), (ii) 125,000 shares of the Company’s Class A common stock, par value $0.0001 per share (the “Initial Commitment Shares”), and (iii) up to 125,000 shares of the Company’s Class A common stock, par value $0.0001 per share (the “Additional Commitment Shares”) (all collectively, the “Shares”). The Shares are being sold and issued pursuant to a purchase agreement between the Company and Lincoln Park Capital Fund, LLC dated as of March 12, 2023 (the “Purchase Agreement”). The Prospectus Supplement is part of the Registration Statement on Form S-3 (File No. 333-257067) filed with the SEC on June 14, 2021 and declared effective on June 24, 2021 (the “Registration Statement”). Capitalized terms used in this letter which are not otherwise defined shall have the meanings given to such terms in the Purchase Agreement.

You have requested our opinion as to the matters set forth below in connection with the Prospectus Supplement. For purposes of rendering this opinion, we have examined the Registration Statement, the Prospectus Supplement, the Purchase Agreement, the Company’s articles of incorporation, as amended, and bylaws, as amended, and the corporate action of the Company that provides for the issuance of the Purchase Shares and Commitment Shares, and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on certificates made by officers of the Company. In rendering our opinion, in addition to the assumptions that are customary in opinion letters of this kind, we have assumed the genuineness of signatures on the documents we have examined, the conformity to authentic original documents of all documents submitted to us as copies, and that the Company will have sufficient authorized and unissued shares of common stock available with respect to any of the Purchase Shares or Commitment Shares issued after the date of this letter. We have not verified any of these assumptions.

This opinion is rendered as of the date of this letter and is limited to matters of Delaware corporate law, including applicable provisions of the Delaware General Corporation Law and reported judicial decisions interpreting those laws. We express no opinion as to the laws of any other state, the federal law of the United States, or the effect of any applicable federal or state securities laws.

Based upon and subject to the foregoing, it is our opinion that the Shares were duly authorized for issuance by the Company, and when issued in accordance with the terms of the Purchase Agreement, will be validly issued, fully paid, and nonassessable.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Company’s Current Report on Form 8-K to be filed with the SEC. We further consent to the reference to our firm under the caption “Legal Matters” in the Prospectus Supplement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations under such act.

Very truly yours,

/s/ Graubard Miller